INVEST IN **FABALISH**

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Unleashing the untold magic of chickpeas to harness explosive plant-based trend


Fabalish

fabalish.com Kearny NJ

Food | Retail | Female Founder | Eating and Drinking | Sustainability

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Innovative plant-based products that deliver on flavor and texture, without compromise!
2. Rapid 4x annual growth in 2 years and 40x growth online
3. 5x industry award winner for product taste & innovation
4. 500+ 5-star customer reviews online, including Amazon & Shopify
5. 48% customer retention rate compared to 26-32% industry average
6. Serving a $60B dips and prepared foods market
7. Filling a huge market gap for plant-based, organic, allergen-friendly, and clean-label foods
8. Founders include professionally-trained gourmet chef and operations experts with experience as part of a successful exit

Our Team



Jessica Gebel Co-Founder, Head of Product & Brand

Natural Foods Chef, with 15 years experience in food service and as a private chef, across Chicago, Hawaii, Montreal, Miami, and New York City. Culinary degree from the Natural Gourmet Institute. Winning contestant on Food Network.

Our founder, Jess, grew up on highly processed foods, frozen TV dinners, and fast food, which led to a variety of health issues. She healed herself through proper diet, and became passionate for clean cooking. Compromise is not in Jess's vocabulary. Having enjoyed the comfort foods of her youth, she was determined to cook healthy and delicious.



Paul Majcherczyk Co-Founder, Head of Operations & Business Dev

Previously VP of Operations for 360iQ, playing a key supporting role in taking the startup to a successful exit. Prior to that a VP level technology corporate officer at Morgan Stanley focused on financial strategy and project portfolio management.



Michael Costello Strategic Advisor, Prior Lead Investor

Retired CPG executive with 32 years in marketing, manufacturing, R&D and General Management. Previously a Senior Vice President at Clorox managing Renew Life and Nutranext, and prior to that he led the International business for Clorox.



Debra Berman Strategic Advisor, Marketing Strategy

Former CMO of Yahoo and JCPenney. Previously the Vice President of Marketing Strategy and Engagement at Kraft Foods Group. 20+ years in marketing and advertising.



Andre Jacquet Strategic Advisor, Investor

COO at Upflex. Former CEO/Founder and Chief Commercial Officer with successful exits of start-ups. Business executive with 20+ years as President, CMO, Regional Vice President for companies such as Dyson, Microsoft, Apple, Nokia and Sony.



Vincent Biscaye Strategic Advisor, Financial Strategy

CPG Expert in the Natural Foods industry. Founder of Step Two Advisors, Partner at BeyondBrands and Love Grace Foods, CFO and member of the board at Nounos Creamery

Why Fabalish?


Chickpea Innovation Checks the Boxes in Starving Market

During an unprecedented consumer shift towards healthy, sustainable foods—and through the magical versatility of the humble chickpea—Fabalish serves up an ever-expanding line that not only meets an explosive demand but also competes with conventional foods in terms of flavor and texture.


Fabalish harnesses the power of the chickpea. The result?
Pure kitchen magic that's
✓ Plant-based
✓ Organic
✓ Clean-label
✓ Allergen-friendly
USDA ORGANIC
VEGAN
GF GLUTEN FREE GRAIN FREE
TOP 8 ALLERGEN FREE
Fabalish
Baked Falafel
Plant Based


We Need to Change the Way the World Eats

Our eating habits are killing us and the planet. Diets contribute to 678K deaths

each year in the U.S. alone. Our food system is a key contributor to the climate crisis, and intensive animal farming causes animal abuse at an unprecedented scale. Time for a massive paradigm shift, and chickpeas are stepping up to the plate.


Our food systems aren't working for us,
our environment, or our climate...
It's time for a paradigm shift.


Younger Generations Crave Options
that Check ALL the Boxes

Consumers are ready to rise to the occasion: a majority of millennials and Gen Z are prioritizing plant-based diets, buying more organic, and going meatless. Younger consumer preferences are shaping the market with a clear, multifaceted demand: plant-based, organic, allergen-friendly, clean-label.


Fabalish
Tzatziki
"Shoppers have changed how they are choosing their foods with a new yearning for reading labels, understanding what ingredients are in their foods, where there foods come from and which foods they should avoid."
Forbes
https://www.forbes.com/sites/phillempert/2020/10/19/food-trends-2021-staying-healthy-in-a-post-covid-19-world/?sh=29de0e6e485b


Only Fabalish Fills this
Fast-Growing Gap

In an increasingly competitive food landscape, we believe Fabalish is uniquely positioned to be an industry leader: our chickpea veggie bites and aquafaba dips/sauces are alone in the market to check all of these important, fast-growing, consumer trends and compete with conventional foods in flavor and texture.




Fabalish
Queso
Fabalish
Ranch
Fabalish
Tzatziki
Fabalish
Fab-a-Dip


...With 1 Pulse and Endless Possibilities

Chickpeas are a known superfood with endless health benefits. Aquafaba— lesser known but even more magical and versatile—is the egg white-like liquid released when you boil chickpeas. Turns out it's an incredible replacement for egg whites, yolks and dairy products—and a cause for rejoice among vegans.


At the Heart of Our Foods
Chickpeas and Aquafaba
Versatile superfood magic and a game changer in vegan cooking


Plant-Based but
Never Highly Processed

Our refreshingly simple, healthy, and delicious lineup of products includes impossibly creamy and flavorful dips/sauces, and the market's first baked, organic falafel (think chickpea veggie bites). All of the goodness, and none of the highly processed ingredients that meatless protein usually contains.


Why Both Product Lines?
• Upcycling of ingredients
• Sales are evenly split, proving the strength of both product lines
• Pair well together
› Demo'd in-store together
› Increases average order value
Fabalish
Falafel
Fabalish
Falafel
Fabalish
Fab-a-Dip
Fabalish
Tzatziki

From Fast Food and TV Dinners to Fabalish



Our founder Jess, like so many American children, grew up eating highly processed, unhealthy foods. As a result, she developed health problems that gave her no choice but to forge her own path towards clean eating. Eager to help others, she became a private chef for families with health issues and dietary restrictions. One by one, she won them over with the magic of chickpeas and aquafaba...and that's how Fabalish was born


Fabalish
ORGANIC
GLUTEN FREE
NUT FREE
VEGAN
HEALTHY

"I went through some painful hardships when my health suffered, but I'm grateful that this happened because it led me on this journey of clean eating.

I wanted to do more! So I started selling my foods at a farmers market, and the response was so amazing.

But I wanted to take it even further and reach even more people!

Huge Retailers are Getting on Board with Fabalish


Fabalish

Since the inception of Fabalish in 2019, demand has far exceeded expectations. With 4x annual growth, 40x growth online, distribution amongst large retailers like Hungryroot and Fresh Direct, 500+ 5-star reviews online, and $1M projected revenue* in 2021 — we believe that Fabalish's traction is unstoppable.
*Projections cannot be guaranteed.


4x Annual growth
40x Growth online
500+ 5-star reviews
HUNGRYROOT
EREWHON
freshdirect
Fabalish

At the Intersection of Accelerating Trends



Tapping into a $60B market of dips and frozen prepared foods, and perfectly poised to capture the explosive, unstoppable consumer interest in organic, plant-based, allergen friendly, and clean-label foods... we believe it's only a matter of time until Fabalish products are staples in every household.

Yearly Growth:

Organic Foods	5%
Plant Based Foods	27%
Allergen Friendly Foods	20%
Clean Label Ingredients	6%



Industry Awards Abound for this Healthful Innovator



Founder brings major culinary cred to Fabalish with 15 years of professional kitchen magic, and a degree from the Natural Gourmet Institute. Her Fabalish food artistry hasn't gone unnoticed: awards include Winner of Best Condiment and Finalist for Best Plant-Based Startup at the World Plant-Based Awards

Awards

Fab-a-Dip
Salsa & Dips
Specialty Food Association

Fabalish + Tzatziki
Finalist for Best Plant-Based Start-Up of 2020;
Winner,Best Condiment
Plant Based World

Ranch
Pantry - 2021
Good Food Foundation

Tzatziki
Non-Spicy
Condiments
Scovie Awards

...and the Media Just Can't Get Enough


Ranch

Reporters and consumers are raving about Fabalish. With regular appearances in publications like Yahoo News and Consumer Reports, and features in Livestrong and Entrepreneur, Fabalish is proving the plant-based lifestyle is growing. And with a 48% retention rate, it's clear buyers are hungry for more.

Press

Entrepreneur

"One of the highlights of the show

New Hope Network

"Rooted in plants: Innovation expands


was Fabalish's plant-based tzatziki"
market for plant-based foods"
YAHOO! NEWS
CR Consumer Reports
MINTEL
"The frozen heat-and-eat Falafel balls (chickpea) from... Fabalish made for a good healthy snack or even a party appetizer."
Tzatziki recognized as "Best In Show: Top 5 Products From Summer Fancy Food Show"
specialty food association
SmartBrief
LIVESTRONG.COM
Aquafaba and Fabalish's products explicitly called out by the Specialty Food Association in their top trends for 2021


Meet this Chef-Crafted Team of Industry Experts

Jess is a seasoned chef and Paul was part of a successful prior exit with experience in operations, financial strategy, and project portfolio management. Advisory board is—and this is an understatement—stacked with experienced industry veterans and investors.


Founders
Jessica Gebel
Product, Marketing
Natural Foods Chef, with 15 years experience in food service and as a private chef, across Chicago, Hawaii, Montreal, Miami, and New York City. Culinary degree from the Natural Gourmet Institute.
the NAKED bite
plant forward | flavor first
food network
Natural Gourmet Institute
Paul Majcherczyk
Operations, Finance
VP of Operations for 360iQ, playing a key supporting role in taking the startup to a successful exit. Previously a technology corporate officer focused on financial and project portfolio management.
CREDIT SUISSE
360iQ
Morgan Stanley


Advisory Board
Michael Costello | Current Lead Investor in Fabalish
Retired CPG executive, current investor & advisor in various early-stage CPG
Debra Berman | Advisor, Chief Marketing Officer
Former CMO of Yahoo and JCPenney;
VP of Marketing Strategy & Engagement at Kraft Foods Group
Bruce Taub | Prior Lead Investor in Fabalish
President of Nascentivity Funds Group.
President and Publisher of The Principal Post
Andre Jacquet | Investor, Strategic Advisor
Former President, CMO, Regional VP for Dyson, Microsoft, Apple, Nokia and Sony
Vincent Biscaye | Financial Strategy Advisor
CPG Expert in the Natural Foods industry.
Founder of Step Two Advisors, Partner at BeyondBrands


And Mentors from...


Mondelēz International
Kraft


SNACKING MADE RIGHT
BeyondBrands
Cheerios
oneworld foods
vitaminwater


Uniquely Positioned to be a Leader

In a crowded marketplace, Fabalish products stand out from the plant-based crowd with critically acclaimed taste and texture. With future rollouts like burgers, breads, cookies, snacks, and frozen desserts, our belief is that Fabalish is a visionary company making the high-quality food of our future.



Fabalish Positioned to be a Leader

In Plant-Based Jungle, Fabalish Stands Alone

Dips, Condiments, Sauces	Plant Based	Allergen Friendly	Clean Label	USDA Organic	Frozen Prepared Foods	Plant Based	Allergen Friendly	Clean Label	USDA Organic
Fabalish	✓	✓	✓	✓	Fabalish	✓	✓	✓	✓
Organicville Sky Valley	✓	×	✓	✓	gardein	✓	×	×	×
Sir Kensington's	×*	×*	✓	×	Amy's	×	×	×	×*
	✓	×	✓	×	Dr. Praeger's	×*	×*	×	×
Follow Your Heart	✓	×*	×	×	Sweet Earth	×*	×	×	×
kite hill	✓	×	✓	×	AFIA	×*	×	✓	×

*Some Options Available


The Future is Rooted in Plants

2021 is all about accelerating growth and achieving $1M in revenue. With new branding coming online, key hires secured, expanded distribution, and increased press coverage, we believe Fabalish is well-positioned to meet its target for $50M in revenue by 2026 with an ultimate exit valuation at 3-5x yearly revenue. Forward looking projections cannot be guaranteed.


Timeline
Launched with focus on small, independent retail accounts in NYC metro
Successful pivot to online (nationwide) as the lead revenue channel
Growth acceleration online; return to retail focused on North East and SoCal
Regional retail expansion with select natural foods retailers, continued online growth
Nationwide expansion; hyper growth
2019
2020
2021
2022
2023+
$65K revenue
$233K revenue
$1M projected
$3M projected
$6M projected in 2023
Goal of $50M by 2026


Forward-looking projections cannot be guaranteed
Fabalish


Robust Go-to-Market Plan
is Poised for Success

This solid go-to-market strategy includes ALL the big brands and makes competitors green with envy...


Go To Market Strategy
2021: Build strong following online and in North East, SoCal markets
Retail Expansion
2019-2020
~100 Stores in NY & DC Metro. Independents, Small Chains.
2021-2023
Natural/Select retailers. Succeed regionally, transition nationally.
2024-2025 +
Mainstream expansion; Conventional/mass retailers.
DEAN'S
FORAGERS
ZABARS
EREWHON
Wegmans
KINGS
DeCicco & Sons
FAIRWAY
COSTCO
Publix
Kroger
TARGET
Stop&Shop
Online Expansion
2019-2020
2021-2023
2024-2025 +
shopify
amazon
(Direct to Consumer)
(Seller Fulfilled)
freshdirect
instacart
amazonfresh
Peapod
THRIVE MARKET

*Forward looking projections cannot be guaranteed.


Why Fabalish, and Why Now?

Explosive rates of plant-based and organic-focused consumers, critically acclaimed flavors and textures, a proven model of distribution, incredible partnerships, and a sky-high retention rate—all make this unique innovation unstoppable. Will you be an early investor as this pea scales to rule them all?


Growth Projections
• Targeting $50M in revenue by 2026 (Year 8)
• Similar growth paths:
Gardein – $65M in year 6
Primal Kitchen – $50M in year 5
Gotham Greens – $35M in year 5
Tessemae's – $35M in year 6
Chosen Foods – $32M in year 5
• Industry exit valuations have ranged from 3-5x yearly revenue
$65K
$233K
$1M
$3M
$6M
$12M
$25M
$50M
2019
2020
2021
2022
2023
2024
2025
2026
Revenue
Forward-looking projections cannot be guaranteed


Invest in Fabalish

LEAD INVESTOR

Andre Jacquet

After retiring from corporate life, I truly enjoy supporting what I believe will become great future brands. I only invest and advise companies where I share the values of the founders and personally would buy their product. Fabalish is exactly that! I simply love their products. They simply taste great. The fact that its also healthy and sustainable is the icing on the cake. Like a Tesla. I have spent a lot of time with Jess and Paul and know that they are fully invested and capable in building a very successful and responsible brand. I have been amazed to see how fast the growth has come. Mostly organic and now the biggest names in the industry are coming to them to ask to range the products. Trust me it feels great to support something positive AND make a potentially terrific investment at the same time.

Invested $50,000 this round

Learn about Lead Investors

CAMPAIGN STRATEGY BY

ARORA PROJECT

ARORAPROJECT.CO

Downloads

Fabalish Pitch - Wefunder.pdf